NEWS RELEASE

Rolling Thunder Provides Update on Operations and Fall Drilling and Completion
Activity

Calgary, Alberta, November 22, 2006 – Rolling Thunder Exploration Ltd. ("Rolling Thunder" or the "Company") (TSX-V: ROL.A, ROL.B; OTO: RTHXF) has significantly increased production for the months of September and October 2006. Average sales production for the month of September was 1,142 Boe/d and October sales are forecasted to be 1,283 Boe/d. The Company is forecasting average production for the fourth quarter of between 1,000 and 1,200 Boe/d. Current field capacity is about 1,500 Boe/d, however between 400 and 500 Boe/d of productive capacity is shut in due to MRL restrictions at Teepee Creek. The Company currently has an application for Good Production Practice (“GPP”) at the EUB to lift the restrictions.

Rolling Thunder has drilled and cased three additional wells this fall. At McLeod, the Company’s 6-8 (70% WI) well encountered 4.5 meters of net pay in the Gething. On clean-up after fracturing, the 6-8 well flowed over a 36 hour period with a final gas rate of 4.3 MMcf/d at a flowing tubing pressure of 950 psi. At Teepee Creek, the Company has cased its two new step out wells. The first, 8-16-74-4W6M (60% WI) confirms a North West extension of the Company’s Doig oil trend. The well is currently being flow tested and results will be available when completion activity has been finished. The 14-35-73-4W6M (100% WI) well has also been cased. Down-hole logs indicate an extension of the Doig trend to the South East. Completion of this well will start immediately following the 8-16 test. Both wells will be tied-in to the Company’s Teepee Creek Facility.

Rolling Thunder has negotiated an increase to its credit facilities to $16,000,000 consisting of a $13,000,000 operating line and $3,000,000 acquisition and development loan. The Company’s third quarter results will be released at the end of November 2006.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com or contact:

Peter Bolton

President & Chief Executive Officer

(403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

Press Release dated November 22, 2006

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead.

Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook.

The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.